EXHIBIT 99.1

Brookfield Oaktree Wealth Solutions Survey Highlights Investor Demand for Alternative Investments and Critical Role of Financial Advisors

New data from “The Alts Institute” provides key insights into the value of alternatives in end investor portfolios

NEW YORK, Oct. 08, 2024 (GLOBE NEWSWIRE) --  Brookfield Oaktree Wealth Solutions, a leading provider of alternative investments to financial advisors and their clients globally, today revealed key findings from its new survey of high-net-worth investors and financial advisors. Conducted by independent research organization CoreData, “The Alts Institute” Alternative Investing Survey surveyed high-net-worth (HNW) investors in the U.S. and Canada with at least US $2.5 million in household investable assets and financial advisors with an average of US $633 million in practice assets under management.

Key findings among HNW investors:

  Those who are already invested in alts want more:
    88% of alts users are open to investing more into alternatives.
    78% of alts users would like to invest in a greater variety of investments beyond what they already own.
    81% believe that having an alternatives allocation will drive stronger long-term outcomes than a traditional portfolio.
    More than half would be comfortable with a 20%+ allocation to alternatives if their advisor recommended it.
  Those who are not alts investors (yet) are very open to them:
    72% would begin investing in alternatives if they better understood the available options.
    70% say they would begin investing in alternatives if their financial advisor recommended it.

Key findings among financial advisors:

  Nearly 72% of advisors say alternative investment expertise will be a meaningful driver in growing their book of business and a broad range of benefits including enhancing absolute returns, client satisfaction, and smoothing revenue volatility.
  85% believe that alternative investments have enhanced their client conversations about portfolio construction.
  86% believe that greater individual investor access to alternative investments will drive more reliance on professional advice.
  91% say that building a strong working knowledge of alternative investments is a commitment worth making. This finding is reinforced by the fact that 41% of HNW investors, regardless of whether they have alts holdings, have moved or considered moving to a new advisor to better access high-quality alternatives.

John Sweeney, Chief Executive Officer of Brookfield Oaktree Wealth Solutions, said, “Demand for alternative investment products among high-net-worth investors is growing exponentially, and our proprietary research highlights how deeply investors want their advisors to lead the way. This underscores just how vital having access to alternatives can be for advisors looking to retain and grow their client relationships.”

He continued, “By developing and leveraging their alternatives expertise, advisors can differentiate their practice in the market, recruit new prospects, and deliver significant value by helping their clients maximize the opportunities ahead. We look forward to supporting advisors with partnership and practice management as they continue to navigate the alternatives landscape.”

The Alts Institute by Brookfield Oaktree Wealth Solutions offers financial advisors a comprehensive platform that empowers them with client-friendly resources, advanced asset allocation strategies, and best practices to fully unlock the potential of alternative investments. Through in-depth research, The Alts Institute deepens its understanding of the alternatives market, aiming to better serve both financial advisors and investors. Additionally, it sheds light on current and emerging trends within the industry, making it an invaluable resource for staying ahead in the evolving investment landscape.

The Alts Institute also surveyed HNW investors in Hong Kong, Singapore and Taiwan on their views on alternatives. To learn more about how investors in Asia are thinking about alternative investments, see additional results here.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at www.bam.brookfield.com.

About Brookfield Oaktree Wealth Solutions

Brookfield Oaktree Wealth Solutions is a leading provider of alternative investments to advisors and their clients globally, helping them meet their overall financial goals. The global scale and multi-decade track records of our parent companies, Brookfield and Oaktree, place us among the leaders in alternative investing. For more information, please visit our website at www.brookfieldoaktree.com. Brookfield Oaktree Wealth Solutions is registered as a broker-dealer with the U.S. Securities & Exchange Commission (“SEC”) and is a member of Financial Industry Regulatory Authority, Inc.) (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

Advisors interested in learning more about Brookfield Oaktree Wealth Solutions should call +1 (855) 777-8001 or email info@brookfieldoaktree.com.

Contact information:

Media:
Rachel Wood
Tel: (212) 613-3490
Email: rachel.wood@brookfield.com

Investor Relations:
Brookfield Oaktree Wealth Solutions
Tel: (855) 777-8001
Email: ir@brookfieldoaktree.com